Exhibit 99.1

Brookfield Residential Properties Inc.

News Release

BROOKFIELD RESIDENTIAL FILES MEETING MATERIALS

Calgary, Alberta, January 13, 2015 - Brookfield Residential Properties Inc. (“Brookfield Residential”) (BRP: NYSE/TSX) is pleased to announce that it has filed its meeting materials on SEDAR and EDGAR, including a management information circular of Brookfield Residential dated January 12, 2015 (the “Circular”), in connection with its previously announced going-private transaction (the “Transaction”).  Pursuant to the Transaction, 1927726 Ontario Inc., a wholly owned subsidiary of Brookfield Asset Management Inc., will acquire all of the issued and outstanding common shares of Brookfield Residential (“Common Shares”) that Brookfield Asset Management Inc. and its affiliates do not already own for cash consideration of US$24.25 per Common Share by way of a plan of arrangement (the “Arrangement”).

The Arrangement will be voted on by Brookfield Residential shareholders at a special meeting scheduled to be held at the Hockey Hall of Fame, 30 Yonge Street, Toronto, Ontario on March 10, 2015 at 10:00 a.m. (Toronto time) (the “Meeting”).  The record date for the Meeting is January 12, 2015.

The Circular contains, among other things, details concerning the Arrangement, the reasons for and benefits of the Arrangement, the requirements for the Arrangement to become effective, the procedure for receiving payment for Common Shares, voting at the Meeting and other related matters.  Shareholders are urged to carefully review the Circular and accompanying materials as they contain important information regarding the Arrangement and its consequences to shareholders.

On January 9, 2015, Brookfield Residential obtained an interim order of the Ontario Superior Court of Justice to authorize the shareholder meeting process in connection with the Arrangement.  The Arrangement is subject to, among other things, the approval of: (i) not less than two-thirds of the votes cast by all Brookfield Residential shareholders present in person or represented by proxy at the Meeting; and (ii) a majority of the votes cast by Brookfield Residential shareholders other than shareholders whose votes are required to be excluded for the purposes of a “minority approval” under Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions.  Assuming that the Arrangement is approved at the Meeting, Brookfield Residential is currently scheduled to return to court on March 12, 2015 to seek a final order to implement the Arrangement.

The closing of the Arrangement is subject to the satisfaction of certain other closing conditions customary in a transaction of this nature.  Assuming that these conditions are satisfied, it is expected that the closing of the Arrangement will be completed prior to the end of March 2015.

Copies of the meeting materials and certain related documents are available on SEDAR at www.sedar.com, on EDGAR at www.sec.gov and on Brookfield Residential’s website at www.brookfieldrp.com.  A copy of Brookfield Residential’s Schedule 13E-3 going private transaction statement is also available on EDGAR at www.sec.gov.

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities.

If you have any questions or require assistance with voting in connection with the Arrangement, please contact Laurel Hill Advisory Group by email at assistance@laurelhill.com or by telephone at 1-877-452-7184 (1-416-304-0211 collect).

* * * * * * * * * * * * *

Brookfield Residential Properties Inc. is a leading North American land developer and homebuilder with operations in eleven major markets.  We entitle and develop land to create master-planned communities and build and sell lots to third-party builders, as well as to our own homebuilding division.  We also participate in selected, strategic real estate opportunities, including infill projects, mixed-use developments, infrastructure projects, and joint ventures.  Brookfield Residential is listed on the NYSE and TSX under the symbol BRP.

For more information, please visit our website at www.brookfieldrp.com or contact:
Investors:
Nicole French Investor Relations Tel: 1.403.231.8952 Email: nicole.french@brookfieldrp.com

Laurel Hill Advisory Group:
Tel: 1-877-452-7184 (1-416-304-0211 collect) Email: assistance@laurelhill.com

* * * * * * * * * *

Forward-looking statements: This press release may contain forward-looking information or forward-looking statements (collectively referred to as “forward-looking statements”), including statements that use forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “believe”, “continue”, “potential”, or the negative thereof or other variations thereof or comparable terminology.  Such forward-looking statements may include, without limitation, statements regarding the mailing of the meeting materials, the completion of the proposed transaction, the holding of the Meeting and other statements that are not historical facts.  While such forward-looking statements are expressed by Brookfield Residential, as stated in this release, in good faith and believed by Brookfield Residential to have a reasonable basis, they are subject to important risks and uncertainties including, without limitation, required Brookfield Residential securityholder approval and necessary court approval, the satisfaction or waiver of certain other conditions contemplated by the arrangement agreement, dated December 23, 2014, between Brookfield Residential, Brookfield Asset Management Inc. and 1927726 Ontario Inc., and changes in applicable laws or regulations, which could cause actual results to differ materially from future results expressed, projected or implied by the forward-looking statements.  As a result of these risks and uncertainties, the proposed transaction could be modified, restructured or not be completed, and the results or events predicted in these forward-looking statements may differ materially from actual results or events.  These forward-looking statements are not guarantees of future performance, given that they involve risks and uncertainties.  Brookfield Residential is not affirming or adopting any statements made by any other person in respect of the proposed transaction and expressly disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except in accordance with applicable securities law or to comment on expectations of, or statements made by any other person in respect of the proposed transaction.  Investors should not assume that any lack of update to a previously issued forward-looking statement constitutes a reaffirmation of that statement.  Reliance on forward-looking statements is at investors’ own risk.